September 30, 2015
BY EDGAR
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4546
Re:    Och-Ziff Capital Management Group LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 001-33805
Dear Mr. West:
On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 21, 2015, relating to the Company’s 2014 Form 10-K filing noted above. For convenience, each Staff comment contained in the letter is followed by the Company’s response to that comment.
Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements, page F-10
Note 10. Reorganization Expenses and Equity Based Compensation Expenses, page F-38
Restricted Share Units (RSUs), page F-38

1.
We note your tabular presentation of relating to the settlement of RSUs showing the fair value of RSUs settled in cash during 2014 and 2013. We also note that you modified 788,373 RSUs from equity awards to liability awards in December 2014. Please address the following:

•	As it relates to the modification, revise your future filings to include the disclosure information required by ASC 718-10-50-2(h)(2) and provide us with a copy of your anticipated disclosure.

•	As it relates to cash settlement of your RSUs, provide us with your analysis of ASC 718 supporting your determination of equity versus liability classification for the share awards.

•	Tell us what consideration you gave to disaggregating your equity and liability RSU disclosures (refer to ASC 718-10-50-2(g)). Please advise and revise your future filings as necessary.
The Company’s outstanding RSUs may be settled in cash or equity at the Company’s option upon vesting. Prior to December 2013, all of the Company’s RSUs were classified as equity awards under ASC 718, as all of these awards were net settled in Class A Shares (a portion of vested RSUs are withheld to satisfy minimum statutory tax withholding requirements).
In December 2013, the Company elected to settle in cash RSUs held by certain executive managing directors (“EMDs”) who were restricted from trading shares on the open market. These were accounted for as cash settlements of equity-classified awards in 2013. At that time, it was not expected that there would be any further settlements of any awards in cash. In December 2014, the Company again elected to settle in cash RSUs held by the remaining EMD with RSUs, and this was again accounted for as a cash settlement of an equity-classified award. As a result of the second election to cash settle RSUs held by an EMD, which created a pattern of cash settling RSUs granted to EMDs who are restricted from trading shares on the open market, and the expectation that the Company

Och-Ziff Capital Management Group LLC
September 30, 2015

may cash settle 788,373 RSUs from his final tranche vesting in December 2015, the Company modified the classification for these RSUs from equity to liability awards.
In response to the Staff's first and third bullet points, the Company proposes to enhance the referenced disclosure in its upcoming Form 10-K, substantially as set forth below. The Company respectfully informs the Staff that impact of reclassification from equity to liability for these RSUs was not material, and therefore no amount is being disclosed as required under ASC 718-10-50-2(h)(2)iii.
In December 2014, the Company modified 788,373 RSUs previously granted to a certain executive managing director from equity awards to liability awards due to the Company's intention to settle these RSUs in cash rather than in equity as originally intended. As a result, the Company now adjusts the amortization of these units to the current fair value as of the end of each reporting period. The remaining amortization period for this award is one year and may be settled in cash or equity.
The modification of 788,373 RSUs discussed above is the only liability-classified award that the Company had as of December 31, 2014. The RSU roll forward table and other related disclosures in the referenced disclosure on page F-38 relate solely to the Company's equity-classified awards. A separate table is not presented for liability-classified awards, as this table would only disclose one activity (i.e., the December 2014 modification of 788,373 RSUs), which was described in the referenced disclosure. In the event there is a material increase in the issuance of liability-classified awards, the Company will present separately a roll forward and other related disclosures for liability-classified awards.
The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or David M. Becker, Chief Legal Officer, at (212) 790-0165.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer and Executive Managing Director